14101 Capital Blvd Suite 201 Youngsville, NC 27596 Tel: 919-556-7235 Fax: 919-556-5191

March 23, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ronald E. Alper

Re:	Xerium Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 8, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed April 28, 2008
File No. 001-32498

Ladies and Gentlemen:

This letter responds to your comment letter of March 10, 2009 with respect to the above-referenced filings made by Xerium Technologies, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”).

This letter includes each comment from your letter in italicized type, with the Company’s response set forth immediately below.

In response to the Staff’s comments, the Company advises you as follows:

1.	We note your response to comment four of our letter dated December 31, 2008. Please also provide the individual targets applicable to each grant.

Response:	The Company acknowledges the Staff’s comment, and in future filings, where the Company discloses grants of shareholder return based restricted stock units to the named executive officers in the Compensation Discussion & Analysis, the Company intends to provide disclosure of the individual target levels for the vesting of each such grant.

* * *

Securities and Exchange Commission

March 23, 2009

In connection with responding to the comments from the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (919) 562-5899. Thank you for your assistance.

Very truly yours,

/s/ Michael P. O’Donnell
Michael P. O’Donnell
Chief Financial Officer